SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F   X       Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes           No   X
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

CNH GLOBAL N.V.
Form 6-K for the month of September 2006
List of Exhibits:
1.	News release entitled, “CNH announces new appointments”

For more information contact:
Gualberto Ranieri
Vice President, Communications
(+1) 847 — 955-3939
CNH announces new appointments
LAKE FOREST, Illinois (September 13, 2006) — CNH Global N.V. (NYSE: CNH) today announced appointments designed to further strengthen its leadership team.
Rubin J. McDougal has been appointed Chief Financial Officer (CFO) effective October 13, 2006. Mr. McDougal brings to CNH a wealth of experience encompassing finance, strategic planning and business development, which he has acquired through his over twenty years’ experience in North America, Europe and Asia for Whirlpool Corporation, the global manufacturer and marketer of major home appliances. Most recently, he was Vice President, Finance for the North American region.
Mr. McDougal will take over from Michel Lecomte, who has been the CFO of CNH since 2000. Mr. Lecomte will now assume an operational role as President of Parts and Services for the whole of CNH, taking over the position previously held by Jim Sharp, who leaves the company to pursue other interests.
Randal (Randy) Wayne Baker, the Senior Vice President for Logistics and Supply Chain since October 2005, has been appointed President of the Case IH brand. Mr. Baker replaces Mario Ferla, who leaves the company after five years of service to pursue other interests. In the interim, Mr. Baker will retain his previous Logistics and Supply Chain responsibilities.
“Consistent with our clearly defined strategy, we are resolute about achieving our company’s targets according to the timetable we have set that will allow us to be a best-in-class industry leader,” said CNH President and CEO Harold Boyanovsky. “Key to obtaining such results is a strong leadership team. The appointments we announced today are consistent with our strategy to target the best talent, focusing both externally and internally.”
CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI; NYSE:FIA), More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Roberto Miotto
Roberto Miotto
Senior Vice President, General Counsel and Secretary

September 14, 2006